Exhibit 2

Mark J. Wattles
Wattles Capital Management, LLC
7945 W. Sahara #205
Las Vegas, NV  89117
Phone (303) 801-4003

January 25, 2006

Paul A. Toback

Chairman of the Board, President and Chief Executive Officer

Bally Total Fitness Holding Corporation

8700 West Bryn Mawr Avenue, Second Floor

Chicago, IL 60631

Dear Mr. Toback:

Thank you for the time you have spent with me explaining the Company’s position regarding the current three proxy solicitations.

As an investor/shareholder, Wattles Capital Management (WCM) has spent considerable time on due diligence in an effort to determine the current and potential enterprise value of Bally Total Fitness Holding Corporation and the best direction for achieving the highest future enterprise value.  A team of 10 WCM employees and consultants is near completing its tours of all of the Bally clubs.  WCM has been evaluating the quality of the real estate locations, leasehold improvements, equipment and general operations.

WCM has found the locations on average to be good with only a small number of the clubs needing to be relocated.  Most of the clubs are in need of capital for refreshing/updating of the interior leasehold improvements although this is not surprising considering the capital constraints the Company has been under for some time.  As expected, recent capital constraints have left most clubs in need of equipment repair, partial equipment replacement and/or additional equipment.  WCM was pleased to see a remodel program under way, with the resulting remodeled club having a look and feel not significantly different from what one would expect in a new club.

I think there is significant upside in membership growth and resulting revenues from investing the capital to bring the existing clubs up to near new club standards.  While I believe this could be accomplished spread out over time using your existing cash flow I also believe that the best alternative would be to invest the capital necessary within a short period of time followed by heavily marketing each as a “remodeled club”.

It has also become apparent to me from discussions with you, your employees and club members that the future pricing model of fitness clubs is “pay as you go” which you have recently implemented as an option.  The salespeople at the clubs, however, appear to be focused on long term contracts with “pay as you go” as a secondary option.  In the average consumer’s mind, the Bally brand represents long term binding memberships.  I believe Bally needs to heavily promote “pay as you go” memberships as the primary option even at the expense of potentially more lucrative long term contract memberships.  This may not have the desired effect on reported revenues and earnings in the near term, but there is very little doubt in my mind that the long term benefit resulting from increased membership will far out weigh any near term impact.  I suspect you also see the long term benefit but may be constrained by the demands of delivering near term results as a public company.

Based upon my own due diligence and the opportunity I see for increased profits, I believe there is no question that Bally would benefit from being a private company for the near term and that upon completion of due diligence, together with the cooperation of Bally’s management, J.P. Morgan Securities, Inc. and The Blackstone Group can successfully sell Bally in a transaction that would satisfy existing shareholders while leaving plenty of profit for the acquirer.

It is with a potential sale in mind that I have decided to support the specific proposals made by Pardus European Opportunities Master Fund L.P., but not to give Pardus discretion in voting on the proposals of Liberation Investments, L.P. or other matters that come before the annual meeting.  I support the slate of directors proposed by Pardus.  In particular, I support Don Kornstein as a Board member.  While it is the Board’s decision to make, my preference would be for Mr. Kornstein to lead the independent committee that should be charged with selling Bally.  Based upon my conversations with Mr. Kornstein and other sophisticated investors that I know who have had dealings with Mr. Kornstein, I believe he would be an excellent addition to the Board and would fairly represent the interests of all shareholders.  Please note that I have no contract, arrangement, understanding or relationship with Pardus or any of its affiliates.  I reserve my right to vote differently if, in my judgment, circumstances warrant a change.

It is not clear to me how much of the responsibility for Bally’s problems resides with current management, but it is clear to me that at a minimum a foundation is being laid by current management for a successful turnaround of this Company.  Upon conclusion of the annual meeting, I would hope that the Board will focus its attention on a successful sale of the Company and that the management will re-focus its attention on improving operations to benefit the Company’s owners/shareholders, whether Bally is public or private.

I also respectfully request that you and your fellow board members reconsider your actions against your two largest shareholders and Mr. Kornstein and drop your lawsuits against them.  These are significant distractions to the task at hand and I can’t see any probable positive outcome from their pursuit.

Mark Wattles

Manager

Wattles Capital Management, LLC